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||||| 09040407 ||||| UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66771

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01-01-2008__ AND ENDING__12-31-2008__
   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SagePoint Financial, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2800 N. Central Avenue, Suite 2100
                    (No. and Street)

Phoenix   Arizona   85004-1072
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven E. Rothstein   770 858-6841
                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers, LLP
              (Name – if individual, state last, first, middle name)

10 Tenth Street, Suite 1400   Atlanta   GA   30309-3851
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

□ Public Accountant

□ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Steven E. Rothstein_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SagePoint Financial, Inc. _____ , as of __December 31_____ , 20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Chief Financial Officer
Title

_____
Notary Public

Judith R. Embry
Notary Public
Cobb County, GA
June 17, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of Independent Auditors on Internal Control required by SEC Rule 17a-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Financial Statements and
Supplementary Information
December 31, 2008

SagePoint Financial, Inc.
(An indirect wholly owned subsidiary of American International Group, Inc.)
Index
December 31, 2008



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Stockholder and Board of Directors of
SagePoint Financial, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of SagePoint Financial, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4, the Company has restated its 2007 financial statements. As the prior period financial statements have not been presented herein, the restatement has been effected as an adjustment to the January 1, 2008 retained earnings balance.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
March 30, 2009

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Statement of Financial Condition
December 31, 2008

(in thousands of dollars, except share amounts)

Assets

Cash and cash equivalents	$	64,829
Cash segregated under federal and other regulations		1,020
Receivables from broker-dealers and clearing organizations		5,084
Receivables from investment advisors		2,443
Securities pledged to insurance company		1,135
Securities owned		5,405
Notes and accounts receivable from registered representatives, net of allowance of $2,230		4,171
Furniture, equipment and software, at cost, net of accumulated depreciation and amortization of $18,340		1,011
Goodwill		26,468
Deferred taxes, net		23,519
Prepaid expenses and other assets		5,325
Total assets	$	140,410

Liabilities and Stockholder's Equity

Commissions payable	$	9,416
Accounts payable and accrued expenses		22,007
Securities sold, not yet purchased		492
Income taxes payable to Parent		1,065
Payables to affiliates, net		4,431
Total liabilities		37,411

Commitments and contingencies (Note 13)

Stockholder's Equity

Common stock - $250 par value; 1,000 shares authorized and outstanding		250
Additional paid-in capital		69,483
Retained earnings		33,266
Total stockholder's equity		102,999
Total liabilities and stockholder's equity	$	140,410

The accompanying notes are an integral part of these financial statements.

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Statement of Operations
Year Ended December 31, 2008

(in thousands of dollars)

Commissions		
Commission revenue	$	248,939
Commission expense		(214,849)
Net retained commissions		34,090
Other revenues		
Investment advisory fees		84,132
Sponsor revenue		23,372
Interest income		2,439
Other income		11,165
Total other revenues		121,108
Other expenses		
Investment advisory fees		(70,553)
Marketing and meeting expense		(4,133)
Clearing and other expense		(2,387)
General and administrative		(69,663)
Total other expenses		(146,736)
Income before income taxes		8,462
Provision for income taxes		(2,515)
Net income	$	5,947

The accompanying notes are an integral part of these financial statements.

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

(in thousands of dollars, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balances at January 1, 2008 (Note 3)					
SagePoint Financial, Inc.	1,000	$ 250	$ 62,306	$ 27,385	$ 89,941
American General Securities, Inc.	-	25	7,101	2,666	9,792
	1,000	275	69,407	30,051	99,733
Reclass American General Securities, Inc. stock	-	(25)	25	-	-
Adjusted balances at January 1, 2008 (Note 3)	1,000	250	69,432	30,051	99,733
Correction of an error (Note 4)	-	-	-	2,018	2,018
Balances at January 1, 2008, as restated	1,000	250	69,432	32,069	101,751
Capital contribution from Parent	-	-	51	-	51
Dividends paid to Parent	-	-	-	(4,750)	(4,750)
Net income	-	-	-	5,947	5,947
Balances at December 31, 2008	1,000	$ 250	$ 69,483	$ 33,266	102,999

The accompanying notes are an integral part of these financial statements.

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2008

(in thousands of dollars)

Cash flows from operating activities		
Net income	$	5,947
Adjustments to reconcile net income to net cash		
provided by operating activities		
Depreciation and amortization		389
Loss on disposal of fixed assets		485
Deferred taxes		(5,608)
Compensation expense contributed by Parent		51
(Increase) decrease in operating assets		
Cash segregated under federal and other regulations		(3)
Receivables from broker-dealers and clearing organizations		3,389
Receivables from investment advisors		3,704
Securities pledged to insurance company		(574)
Securities owned, net		(5,347)
Notes and accounts receivable from registered representatives		273
Prepaid expenses and other assets		1,249
Increase (decrease) in operating liabilities		
Commissions payable		(3,884)
Payables to affiliates, net		1,201
Accounts payable and accrued expenses		5,895
Securities sold, not yet purchased		467
Income taxes payable to Parent		1,389
Net cash provided by operating activities		9,023
Cash flows from investing activities		
Purchase of furniture, equipment, leasehold improvements and software		(239)
Net cash used in investing activities		(239)
Cash flows from financing activities		
Dividends paid to Parent		(4,750)
Net increase in cash and cash equivalents		4,034
Cash and cash equivalents		
Beginning of year		60,795
End of year	$	64,829
Supplemental cash flow information		
Income tax payments, net of refunds (paid to Parent)	$	6,733

Noncash financing activity:
During the year ended December 31, 2008, the Company recorded officer compensation totaling $51 as a capital contribution from its Parent.

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

AIG Financial Advisors, Inc. (the "Company" or "AFA") was incorporated in October 2004. It was formed primarily to facilitate the merger of three affiliated broker-dealers. In May 2005, the Company became a registered broker-dealer with the Financial Industry Regulatory Authority. AFA commenced operations on October 31, 2005. On November 1, 2008, the Company merged with an affiliate, American General Securities, Inc. (see Note 3). Effective December 31, 2008, AIG Financial Advisors, Inc. changed its name to SagePoint Financial, Inc. (the "Company" or "SPF").

The Company is a wholly-owned subsidiary of AIG Advisor Group ("AIG AG" or the "Group"), which in turn is a wholly-owned subsidiary of SunAmerica Investments, Inc. ("SAII"). SAII is a wholly-owned subsidiary of AIG SunAmerica, Inc. (the "Parent" or "AIG SunAmerica"), which is wholly-owned by American International Group, Inc. ("AIG"). The Company is a broker-dealer registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG SunAmerica and other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies.

The Company executes all of its customers' transactions, on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, which carry the accounts and securities of the Company's customers.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Commission Revenue and Expense
Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur.

Sponsor Revenue and Related Marketing and Meeting Expense
The Company receives sponsor revenues from various investment advisors and insurance companies (the "Sponsors") related to sales by the Company's registered representatives of mutual fund, variable annuity and other products of the Sponsors, as well as in return for Sponsors attending the Company's representative meetings. The Company records sponsor revenues when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records marketing and meeting expenses when incurred.

Investment Advisory Fees
Investment advisory fees are recognized as earned over the term of the advisory period.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities owned and securities sold, not yet purchased, are carried at fair value. Unrealized gains and losses are reflected in the Statement of Operations.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The firm adopted Statement of Financial Accounting Standard No. 157 ("SFAS No. 157") "Fair Value Measurements," as of the beginning of 2008. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. The Company has no Level 3-valued assets or liabilities

For non-financial assets and liabilities, the Company has elected to defer fair value measurements in accordance with FASB Staff Position No. 157-2. The effects of SFAS 157 and FASB Staff Position No. 157-2 had no material impact on the financial condition or results of operations of the Company. Also see Note 8.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Risk

At times, cash and cash equivalents may exceed the insurance limits of the Federal Depository Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Notes Receivable from Registered Representatives

Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to seven years.

The Company also makes loans or pays advances to independent representatives as part of its hiring and retention process. Reserves are established on these receivables if the representative is no longer associated with the Company and the receivable has not been promptly repaid (older than 90 days) or if it is determined that it is probable the amount will not be collected.

A portion of these loans will be forgiven over a period of time (generally 5 years) if the representative meets certain operating and gross dealer concession levels. These loans are classified with prepaid expenses and other assets on the Statement of Financial Condition.

Furniture, Equipment, and Software
Furniture, equipment, and software are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to eight years.

Goodwill
Goodwill is tested for impairment annually or when an even occurs or circumstances change that signify the existence of impairment. As part of its test for impairment, the Company considers profitability and an assessment of the fair value as well as the overall market value of the Company compared to its net book value.

Officer Compensation
Certain officers of the Company participate in a compensation plan provided by an affiliate of the Parent. The Company records compensation expense earned by officers under this plan as general and administrative expenses in the accompanying Statement of Operations. As the settlement of the liability associated with the compensation expense is made by the affiliate of the Parent, a corresponding capital contribution is recorded for the amount of the compensation expense.

Income Taxes
The Company is included in the AIG consolidated federal income tax return. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The amount of deferred taxes payable or receivable is based upon anticipated changes enacted to tax laws and rates. Deferred tax expenses or benefits are recognized in the Statement of Operations for the changes in deferred tax liabilities or assets between years. State taxes are estimated using estimated apportionment percentages and currently enacted state tax rates. Interest and penalties, when incurred, are recognized in general and administrative expense.

3. **Merger**

On November 1, 2008, the operations of American General Securities Inc. were merged into SPF (Collectively the "Companies"). Since each Company is under common ownership of AIG Advisor Group, the merger was accounted for similar to a pooling of interest. Under this accounting treatment all accounts of the Companies were combined as though the merger occurred on January 1, 2008 except for common stock of American General Securities Inc. which was transferred to additional paid-in capital on January 1, 2008.

4. Restatement of the 2007 Financial Statements

As reflected in the accompanying Statement of Changes in Stockholders' Equity, the Company has restated the December 31, 2007 financial statements to correctly account for a reduction of approximately $1,882,000 in deferred commissions payable at December 31, 2007, a reduction in tax expense of $341,000, and to reflect approximately $828,000 of cash receipts collected in 2007 as revenues.

As a result of this correction, the following adjustments have been made to the previously reported amounts in the December 31, 2007 financial statements.

	Balance at December 31, 2007, as previously reported	Adjustment to recognize reduction in deferred commissions payable and related tax effects	Adjustment to properly state 2007 taxes	Adjustment to recognize 2007 revenues and related tax effects	Balance at December 31, 2007, as restated
Deferred tax asset	$ 18,129	$ (697)	$ -	$ -	$ 17,432
Commissions payable	$ 12,083	$ (1,882)	$ -	$ (828)	$ 9,373
Income taxes payable to Parent	$ 550	$ -	$ (341)	$ 336	$ 545
Sponsor Revenues	$ 21,777	$ -	$ -	$ 828	$ 22,605
Commission expense	$ 206,303	$ (1,882)	$ -	$ -	$ 204,421
Income tax expense	$ 6,962	$ 697	$ (341)	$ 336	$ 7,654
Net income	$ 12,063	$ 1,185	$ 341	$ 492	$ 14,081

As the prior period financial statements have not been presented herein, the restatement has been reflected as adjustments to beginning retained earnings.

5. Cash Segregated Under Federal and Other Regulations

Cash of approximately $1,020,000 as of December 31, 2008 is segregated under provisions of the Securities Exchange Act of 1934 and represents estimated breakpoint refund reserves.

6. Receivable from Broker-Dealer and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2008 consist of the following:

(in thousands of dollars)

Receivable from clearing broker	$ 1,670
Fees and commissions receivable	3,414
	$ 5,084

7. Furniture, Equipment, Leasehold Improvements and Software

Furniture, equipment, and software consist of the following at December 31, 2008:

(in thousands of dollars)

Computer equipment	$ 5,462
Furniture, fixtures and equipment	7,224
Software	6,665
	19,351
Less: Accumulated depreciation and amortization	(18,340)
	$ 1,011

For the year ended December 31, 2008, depreciation and amortization expense totaled approximately $389,000 and is included in general and administrative expense in the accompanying Statement of Operations.

8. Securities at Fair Value

Securities at fair value at December 31, 2008 are summarized as follows:

(in thousands of dollars)	Balance December 31, 2008		Level 1		Level 2
Securities owned, at fair value	$ 5,405	$	36	$	5,369
Securities sold, not yet purchased, at fair value	$ (492)	$	(51)	$	(441)
Cash equivalents, at fair value	$ 56,986	$	44,663	$	12,323
Securities pledged to insurance company, at fair value	$ 1,135	$	1,135	$	-

9. Related Party Transactions

The terms of agreements with Affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commission revenue for the year ended December 31, 2008 includes $24,040,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commission expense for the year ended December 31, 2008 includes $20,821,000 paid on sales of products sponsored by Affiliates.

The Company's sponsor revenues are determined and collected by an affiliated broker-dealer for all broker dealers owned by the Group. The Company's portion of gross sponsor revenue for the year ended December 31, 2008 was $23,372,000.

The Parent negotiates insurance policies for the Group and allocates the expense to each individual broker-dealer. For the year ended December 31, 2008, the Company was allocated

approximately $414,000 for these expenses which is reflected in other income in the accompanying Statement of Operations.

The Company has pledged $1,135,000 to an affiliated insurance company to be used as a facility to pay Errors and Omissions claims as they arise and become due. The deposit is held at AIG Bank, an affiliate.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to $4,742,000 for the year ended December 31, 2008, which is included in other income in the Statement of Operations.

The Parent pays for expenses related to the Group's internal software and allocates a portion to each broker-dealer. The Company's portion of allocated software expense amounted to $9,855,000 for the year ended December 31, 2008, which is included in general and administrative expenses in the Statement of Operations.

At December 31, 2008 the Company had the following intercompany receivables and payables due to and from affiliates:

(In Thousands of dollars)

	Due (to)/from
AIG SunAmerica Financial	(2,013)
Advantage Capital Corporation	41
Financial Service Corporation	(308)
FSC Securities Corporation	841
SunAmerica Asset Management Company	(10)
American General Life	29
Royal Alliance Associates, Inc.	(3,011)
	$ (4,431)

10. Deferred Commissions Payable

The Company has an incentive plan to compensate registered representatives who produce substantial business for the Company on a continuing basis. The Company accrues 5% of qualified commissions, as defined, and an assumed investment return less the effect of expected forfeitures, to the plan each year. Participants become fully vested in the annual contributions at the end of five years provided their qualified commissions meet a defined minimum level each year and that they are still registered representatives of the Company. The plan is closed to new participants. For plan years beginning January 1, 1991, any amounts forfeited by disqualified participants are reallocated to the Company. Amounts payable by the Company as of December 31, 2008 amounted to $1,462,000.

11. Income Taxes

The components of the provision for income taxes at December 31, 2008, are as follows:

(in thousands of dollars)

Current		
Federal expense	$	6,267
State expense		1,856
Current expense		8,123
Deferred		
Federal benefit		(3,862)
State benefit		(1,746)
Deferred benefit		(5,608)
Total expense	$	2,515

The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of 29.7 percent for the year ending December 31, 2008, is primarily due to state and local taxes. Deferred tax assets principally arise as a result of temporary differences from depreciation and amortization, deferred compensation and related accrual interest, bad debt expense and legal reserves.

12. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2008, the Company had net capital of $32,716,000 which was $32,466,000 in excess of the amount required. The Company had no debit items at December 31, 2008.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

13. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Litigation and Regulatory Matters
The Company is involved in various claims and lawsuits arising in the normal conduct of its business. In the opinion of management, additional amounts which will ultimately be required, if any, in connection with these matters will have no material effect on the financial position of the Company.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Deferred Compensation

AIG SunAmerica has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives may elect to participate along with registered representatives of other affiliated companies on a national basis. The compensation deferral is deposited into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan.

Additionally the Company has accrued approximately $4,625,000 of contributions to be made by the Company upon dissolution of the Plan, which is anticipated to be completed in the second quarter of 2009. The expense is reflected in general and administrative expense. This contribution is anticipated to provide certain participants up to a 2.75% cumulative return as provided in the Plan documents.

Clearing Broker-dealer

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Notes to Financial Statements
December 31, 2008

Leases

The Company has non-cancelable leases for its office space, which expire in 2012. The leases provided for abatements during the first twelve months of the lease term. The effect of the rent abatement is being recognized on a straight-line basis over the lease term. The lease also provides for certain rent increases on each anniversary of the lease commencement date. For financial reporting purposes, rent expense is charged to operations on a straight-line basis over the term of the lease. At December 31, 2008, the aggregate minimum annual obligations under all operating leases were as follows:

(in thousands of dollars)

Years Ending

2009	$	875
2010		875
2011		875
2012		219
	$	2,844

Rent expense was $2,411,000 and sublease income was $6,000 for the year ended December 31, 2008.

14. American International Group, Inc.

In September 2008, the Company's ultimate parent company, American International Group, Inc. (AIG), experienced a severe strain on its liquidity that resulted in AIG on September 22, 2008, entering into an $85 billion revolving credit facility and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("NY Fed"). Pursuant to the credit facility agreement, on March 4, 2009, AIG issued 100,000 shares of Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and at an initial liquidation preference of $5.00 per share (the "Series C Preferred Stock") to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury. The Series C Preferred Stock is entitled to (i) participate in any dividends paid on the common stock with the payments attributable to the Series C Preferred Stock being approximately 77.9 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as if converted and (ii) vote with AIG's common stock on all matters submitted to AIG shareholders, and holds approximately 77.9 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as if converted. The Series C Preferred Stock will remain outstanding even if the Credit Facility is repaid in full or otherwise terminates.

The credit facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the credit facility obligations and it has not pledged any assets to secure those obligations.

On November 25, 2008, AIG entered into an agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Department of the Treasury, as part of the Troubled Assets Relief Program, $40 billion of Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock"), and a 10-year warrant to purchase 53,798,766 shares of common stock (the "Warrant"). The proceeds from the sale of the Series D Preferred Stock and the Warrant were used to repay

borrowings under the credit facility and, in connection therewith, the maximum commitment amount under the credit facility agreement was reduced from $85 billion to $60 billion.

During the fourth quarter of 2008, AIG and certain of its subsidiaries entered into agreements with the NY Fed in connection with the special purpose financing vehicles known as Maiden Lane II LLC and Maiden Lane III LLC. the Company was not a party to these agreements and these transactions did not affect the Company's financial condition, results of operations or cash flows.

On March 2, 2009, AIG, the NY Fed and the United States Department of the Treasury announced agreements in principle to modify the terms of the credit facility agreement and the Series D Preferred Stock and to provide a $30 billion equity capital commitment facility. The U.S. government also issued a statement referring to the agreements in principle and other transactions they expect to undertake with AIG intended to strengthen AIG's capital position, enhance its liquidity, reduce its borrowing costs and facilitate AIG's asset disposition program.

On March 2, 2009, AIG and the NY Fed announced their intent to enter into a transaction pursuant to which AIG will transfer to the NY Fed preferred equity interests in newly-formed special purpose vehicles (SPVs), in settlement of a portion of the outstanding balance of the credit facility. Each SPV will have (directly or indirectly) as its only asset 100 percent of the common stock of an AIG operating subsidiary (American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited ("AIA") in one case and American Life Insurance Company ("ALICO") in the other). AIG expects to own the common interests of each SPV. In exchange for the preferred equity interests received by the NY Fed, there would be a concurrent substantial reduction in the outstanding balance and maximum available amount to be borrowed on the credit facility.

AIG and the NY Fed also announced their intent to enter into a securitization transaction pursuant to which AIG will issue to the NY Fed senior certificates in one or more newly-formed SPVs backed by inforce blocks of life insurance policies in settlement of a portion of the outstanding balance of the credit facility. The amount of the credit facility reduction will be based on the proceeds received. The SPVs are expected to be consolidated by AIG. These transfers are subject to agreement on definitive terms and regulatory approvals at a later date.

On October 3, 2008, AIG announced a restructuring plan under which AIG's Life Insurance & Retirement Services operations and certain other businesses would be divested in whole or in part, including SagePoint Financial, Inc. Since that time, AIG has sold certain businesses and assets and has entered into contracts to sell others. However, global market conditions have continued to deteriorate, posing risks to AIG's ability to divest assets at acceptable values. AIG's restructuring plan has evolved in response to these market conditions. Specifically, AIG's current plans involve transactions between AIG and the NY Fed with respect to AIA and ALICO as noted above, as well as preparation for a potential sale of a minority stake in its property and casualty and foreign general insurance businesses.

In connection with the preparation of its annual report on Form 10-K for the year ended December 31, 2008, AIG management assessed whether AIG has the ability to continue as a going concern. Based on the U.S. government's continuing commitment, the agreements in principle and the other expected transactions with the NY Fed and the United States Department of the Treasury, AIG management's plans to stabilize AIG's businesses and dispose of its non-core assets, and after consideration of the risks and uncertainties to such plans, AIG management believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations for at least the next twelve months. It is possible that the actual outcome of one or more of AIG management's plans could be materially different, or that one or more of AIG

management's significant judgments or estimates about the potential effects of these risks and uncertainties could prove to be materially incorrect. If one or more of these possible outcomes is realized, AIG may need additional U.S. government support to meet its obligations as they come due. If AIG is unable to meet its obligations as they come due, management of the Company believe it would have minimal impact on the Company's financial condition or results of operations, as the subsidiary has operated with minimal financial support from its Parent and remains self-sustaining, from an operational and liquidity standpoint. However, the NY Fed and the United States Department of the Treasury may exercise it rights under the various securitized transactions described above, including, but not limited to the disposition of the Company or liquidation of the Company's operations.

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Computation of Net Capital under SEC Rule 15c3-1
December 31, 2008   Schedule I

(in thousands of dollars)

Total stockholder's equity	$	102,999
Less: Nonallowable assets		
Other unsecured receivables		(1,879)
Unsecured customer debits held at clearing broker		(1,119)
Prepaid expenses and other assets		(5,205)
Furniture, equipment and software, net		(1,011)
Goodwill		(26,468)
Securities pledged to insurance company		(1,135)
Notes and accounts receivable from registered representatives, net of allowance of $2,230		(4,171)
Income taxes receivable from Parent		(2,249)
Receivables from investment advisors		(2,443)
Deferred taxes		(23,519)
Net capital before haircuts on securities positions		33,800
Less: Haircuts		
Deduction for excess fidelity bond		(20)
Haircuts on securities owned, including pledged securities		(1,064)
Net capital		32,716
Alternative minimum net capital requirement		(250)
Excess net capital		32,466

Reconciliation with Company's computation (included in Part II of the Form X-17A-5) as of December 31, 2008

Net capital as reported in the Company's Part II (unaudited) FOCUS report	$	28,296
Adjustments		
State income tax adjustment		(1,348)
Rep incentive liability reduction		3,313
Miscellaneous receivables reclass		(176)
Miscellaneous liabilities reclass		4,284
Miscellaneous cash adjustments		(6)
Legal reserve allocation		(1,500)
Interest Income reclass		(147)
Net capital per above	$	32,716

SagePoint Financial, Inc.
(An indirectly wholly owned subsidiary of American International Group, Inc.)
Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2008   **Schedule II**

The Company has claimed exemption from Rule 15c3-3 under sub paragraph (k)(2)(ii).



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

**Report of Independent Auditors on Internal Control Required
By SEC Rule 17a-5**

To the Stockholder and Board of Directors of SagePoint Financial, Inc.:

In planning and performing our audit of the financial statements of SagePoint Financial, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified the following deficiencies in internal control and control activities for that we consider to be material weaknesses, as defined above. These deficiencies were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2008, and this report does not affect our report thereon dated March 26, 2009.

During the year ended December 31, 2008, the Company had material weaknesses in its financial reporting process. Specifically, certain marketing allowances received in the fourth quarter of 2007 were recognized as revenue in January 2008. Additionally, incentive plan liabilities were not appropriately reduced to reflect participant forfeitures, resulting in an overstatement of the liability. These deficiencies have resulted in out-of-period adjustments requiring a restatement of the 2007 financial statements and the 2008 beginning retained earnings. Accordingly, this deficiency constitutes a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 30, 2009

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